VIA EDGAR AND FEDERAL EXPRESS

Office of Small Business Operations
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: John O. Reynolds, Assistant Director - Office of Small Business Operations
         Michael Ferraro, Special Counsel

Re: Withdrawal of Registration Statement on Form SB-2 (File No. 333-101819) of ReGeneTech, Inc.

Dear Mr. Reynolds:

            Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended (the “Act”), ReGeneTech, Inc., a Texas corporation, hereby requests that the Securities and Exchange Commission consent to the withdrawal of ReGeneTech’s Registration Statement on Form SB-2 (File No. 333-101819), filed with the Commission on December 12, 2002 (the “Registration Statement”).

            ReGeneTech received comments from the staff on the Registration Statement on January 14, 2003.  Due to unfavorable market conditions, ReGeneTech has made the decision that to withdraw this Registration Statement. No securities have been sold in connection with the Registration Statement. ReGeneTech may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

            ReGeneTech believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  If you have any questions or comments about the foregoing, please call Donald T. Locke, our outside securities counsel at (919) 807-5623.

                                                                                               Very truly yours,

                                                                                                /s/ Robert Parker
                                                                                               Robert Parker
                                                                                               President

1200 Smith Street, 16th Floor  •   Houston, Texas 77002
Phone: 713-353-3947   •  Fax: 713-353-4601